FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of:   June 2007

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corp.)

(Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	X	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"

Thomas Pressello,

President and CEO

Dated:  July 4, 2007

Attachment:  Press Release

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PACIFIC HARBOUR CAPITAL LTD.

1502- 543 Granville Street

Vancouver, B.C.

V6C 1X8

 Tel: 604-697-0687

Fax: 604-697-0686

June 25, 2007	TSX Venture Exchange: PCF

PRESS RELEASE

PACIFIC HARBOUR ANNOUNCES THE GRANTING OF STOCK OPTIONS

PACIFIC HARBOUR CAPITAL LTD., (the "Company") wishes to announce the cancellation of stock options previously granted to directors and employees of the Company totaling 452,014 shares.

The Company also announces the granting of stock options to directors and employees pursuant to the Company stock option plan in the amount of 482,014 shares at an exercise price of $0.24 per share, the discounted market price as of June 25, 2007.  The options will be for a term of five years.

On behalf of the Board of Directors,

“Thomas Pressello”

Thomas Pressello

President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.